Pruco Life Insurance Company

RIDER FOR TERM INSURANCE BENEFIT ON LIFE OF SECOND INSURED TO DIE

This benefit is part of this contract only if it is included in the list of other benefits on the contract data pages. As part of the contract, it is subject to all the provisions of the contract. This rider does not have any cash or loan values.

Benefit

We will pay an amount under this rider if we receive due proof that the death of the second Insured to die occurred in the term period for the rider and while this contract is in force. We will pay this amount to the beneficiary for insurance payable upon the death of the second Insured to die. But our payment is subject to all the provisions of the rider and of the rest of this contract. We show the amount of term insurance under this benefit and the term period on a contract data page. The term period starts on the contract date. The anniversary at the end of the term period is part of that period.

Rider Charges

The charge for this rider is shown under Adjustments to the Contract Fund.

Termination

This rider will end on the earliest of:

1.	the end of its term period;

2.	the end of the grace period if the contract is in default and the premium required to bring it out of default has not been paid; and

3.	the date the contract ends for any other reason.

Further, if you ask us in a form that meets our needs, we will cancel the benefit as of the first monthly date on or after we receive your request. Monthly charges due then and later will be reduced accordingly.

This Supplementary Benefit rider is attached to this contract on the Contract Date.

Pruco Life Insurance Company,

By

    Secretary

ICC15 VL 194 C-2015